                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: BOARD OF DIRECTORS EXAMINES AND APPROVES THE ANNUAL FINANCIAL REPORT AT 31 DECEMBER 2013

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TARGET  OF NET FINANCIAL DEBT LESS THAN 27 BILLION ACHIEVED (26.807 EUROS)

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PATUANO: “TELECOM ITALIA CONTINUES TO BE STRONGLY FOCUSED ON INVESTMENTS FOR THE DEVELOPMENT OF NEW NETWORKS AND INNOVATIVE SERVICES. FOR THIS YEAR OUR FINANCIAL DISCIPLINE HAS SUGGESTED THE NON-DISTRIBUTION OF DIVIDENDS FOR ORDINARY SHARES, ONLY PAYING THE PRIVILEGED DIVIDEND OF 2.75 EUROCENTS TO THE SAVINGS SHAREHOLDERS. IN LIGHT OF THE SIGNS OF RECOVERY WE CAN ALREADY SEE ON THE MARKET, WE WILL BE ABLE TO REMUNERATE ALL SHAREHOLDERS AGAIN IN THE NEXT FINANCIAL YEAR”

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CONSOLIDATED  REVENUES OF 23.4 BILLION EUROS, WITH AN ORGANIC FALL OF 5.2% FROM 2012. IN THE LAST QUARTER THE DOMESTIC MARKET SEES A REDUCTION IN THE TREND OF LOSSES IN REVENUE

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GROUP ORGANIC EBITDA OF 9.7 BILLION EUROS  WITH A REDUCTION OF 804 MILLION EUROS,  AND AN EBITDA MARGIN OF 41.6%

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GROUP EBIT OF 2.7 BILLION EUROS  (1.7 BILLION IN 2012),  NET OF THE IMPAIRMENT LOSS ON GOODWILL OF ALMOST 2.2 BILLION EUROS MADE IN JUNE 2013. ORGANIC EBIT OF 5.2 BILLION EUROS

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RESULTS FOR THE FINANCIAL YEAR CAME TO 1.5 BILLION EUROS WHICH, NET OF THE IMPAIRMENT LOSS ON GOODWILL, SHOWS A CONSOLIDATED LOSS OF 674 MILLION EUROS

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THE LIQUIDITY MARGIN AT THE END OF THE YEAR WAS 13.6 BILLION EUROS WHICH ALLOWS THE FINANCIAL LIABILITIES FALLING DUE TO BE COVERED FOR OVER 24 MONTHS

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GROUP INVESTMENTS OF 4.4 BILLION EUROS, OF WHICH OVER 3 BILLION IN ITALY, FOCUSSED ON FIXED AND MOBILE ULTRABROADBAND. TIM HAS ACHIEVED THE WIDEST LTE COVERAGE IN ITALY WITH 651 MUNICIPALITIES REACHED

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BOND BUY BACK OPERATION FOR 500 MILLION EUROS

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SUPPLEMENT TO THE AGENDA  FOR THE SHAREHOLDERS' MEETING CALLED FOR 16 APRIL NEXT

***

The economic and financial results of the Telecom Italia Group for the 2013 financial year and the previous year's results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as "IFRS").

In the preparation of the consolidated Financial Statements and the separate Financial Statements for the year 2013 Telecom Italia applied accounting standards consistent with those of the previous financial year, except for the application of new Standards/Interpretations adopted from 1 January 2013 which had no impact on the consolidated Financial Statements or the separate Financial Statements at 31 December 2013 except for the effects of the prospective adoption of IFRS 13 (Fair value measurement), as stated in the attachment.

In addition to the conventional financial performance measures contemplated under IFRS, the Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. For further details on the meaning and content of these measures see the chapter “Alternative performance measures” in the attachment.

Note that this press release contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the audit of the Telecom Italia consolidated and separate Financial Statements at 31 December 2013 has not yet been completed.

Milan, 7 March 2014

The Board of Directors of Telecom Italia met yesterday, chaired by Aldo Minucci, to review the Group results at 31 December 2013.

Telecom Italia's results for 2013, while continuing to be influenced by the fragility of the national economic context and the persistence of a strong competitive dynamic in the sector, have highlighted a trend reversal with respect to previous financial years.

The Group net financial debt, 1.5 billion euros less than the 2012 debt, is down to 26.8 billion euros allowing us to achieve the reduction goal set by the strategic plan.

Consolidated revenues stand at 23.4 billion euros, with a reduction compared to the previous year of 5.2% in organic terms. For the Domestic Business Unit the organic revenues came to 16.21 billion euros (- 9.4% compared to 2012), nevertheless highlighting in the last quarter an improvement in the revenue trend (-7.7% compared to -9.1% in the third quarter and -10.5% in the first half of 2013).

The consolidated profit for the year recorded a loss of 674 million euros, reflecting the impairment loss on goodwill for 2.2 billion euros made in the first half of the year. Without the write-down the Group profit would have been 1.5 billion euros. During the preparation of the financial statements for 2013 the

Impairment Test process was repeated,  referring to the update of the Industrial Plan: said process, taking account of the signs of improvement in company performance, showed no need for additional write-downs.

The Board of Directors, with the aim of further strengthening the company from a financial point of view and using the available resources for the innovative investments plan, has decided to propose at the next Shareholders' Meeting the non-distribution of dividends for ordinary shares. Savings shareholders on the other hand will be paid the privileged dividend, set out in the Bylaws at 2.75 eurocents per share, for a total amount of 166 million euros.

The liquidity margin as of December 2013 is 13.6 billion euros and allows the Financial Liabilities of the Group falling due to be covered for more than 24 months.

“The results of the 2013 financial year, especially the signs from the last quarter, regarding both the net financial debt reduction and the performance of the domestic market, leave us hopeful for 2014,” emphasized the CEO Marco Patuano. “After having taken on, while not agreeing to it, the price war on the mobile market and having helped to bring the competition back to the level of the quality of the networks and services, we close the year leader once again in terms of revenues. Thanks to strong investments in new generation technologies, we are in a position to better respond to the growing demand for innovative and converging services. In fact we already cover 42 cities with optical fibre and 651 municipalities with the fourth generation mobile. In Brazil too, we intend to fully seize on the growing demand for data traffic, continuing to invest in infrastructures. We have decided to further strengthen the company's asset structure and to continue to invest in the networks. This is also why, at the Shareholders' meeting we will propose not distributing dividends to ordinary shareholders, but paying the statutory coupon to savings shareholders. The gradual recovery of the domestic market will allow us to remunerate all our shareholders again in the next financial year”.

MAIN VARIATIONS TO THE CONSOLIDATION AREA

The following changes to the consolidation area occurred during the 2013 financial year:

•

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued Operations/Non-current assets held for sale. Pursuant to IFRS 5 (Non-current assets held for sale and Discontinued operations), the economic results of the Sofora-Telecom Argentina group for the 2013 financial year, and for the corresponding period provided for comparison are reported in a specific item in the separate income statement called "Profit (loss) from Discontinued operations/Non-current assets held for sale", while the financial effects are reported in two separate items in the statement of financial position.

•

MTV-Media Group: on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation perimeter.

•

La7 S.r.l. - Media: on 30 April 2013, after having received the authorisations provided for by the applicable regulations, Telecom Italia Media completed the sale of La7 S.r.l. consequently the company left the consolidation area.

The following changes occurred in 2012:

•

Matrix - Other assets: the company was sold on 31 October 2012, and it consequently left the consolidation area.

TELECOM ITALIA GROUP

Revenues for the 2013 financial year totalled 23,407 million euros, a fall of 9.1% from the 2012 figure (25,759 million euros); the 2,352 million euro reduction is substantially attributable to the Domestic (-1,709 million euros) and  Brazil (-532 million euros) Business Units; the Brazil BU in particular was affected by the weak exchange range, which saw the Brazilian real fall over 10% against the euro, compared to 2012 (in terms of mean rates).

The organic change in consolidated revenues decreased by 5.2% (-1,297 million euros), calculated excluding:

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the effect of foreign exchange rate fluctuations of -945 million euros, mainly regarding the Brazil Business Unit (-935 million euros);

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the effect of changes to the consolidation area (-100 million euros) following the sale of Matrix S.p.A. (Other Assets) on 31 October 2012 and La7 S.r.l. (Media) on 30 April 2013 and MTV Italia S.r.l. and its fully-owned subsidiary MTV Pubblicità S.r.l. (Media) on 12 September 2013;

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a reduction in revenues for the 2013 financial year of 32 million euros due to settlements and composition agreements with customers and other operators. There was a similar reduction in revenues in the 2012 financial year, totalling 22 million euros

Revenues, broken down by business unit, are as follows:

(million euros)	2013		2012		Changes
		% of total		% of total	absolute	%	% organic

Domestic	16,175	69.1	17,884	69.4	(1,709)	(9.6)	(9.4)
Core Domestic	15,269	65.2	16,933	65.7	(1,664)	(9.8)	(9.8)
International Wholesale	1,263	5.4	1,393	5.4	(130)	(9.3)	(8.7)
Brazil	6,945	29.7	7,477	29.0	(532)	(7.1)	6.2
Media, Olivetti and Other Assets	389	1.7	564	2.2	(175)
Adjustments and eliminations	(102)	(0.5)	(166)	(0.6)	64
Consolidated Total	23,407	100.0	25,759	100.0	(2,352)	(9.1)	(5.2)

EBITDA was 9,540 million euros, down 985 million euros (-9.4%) from the 2012 financial year, with an EBITDA margin of 40.8% (40.9% in 2012). Organic EBITDA was 9.746 million euros and dropped 804 million euros (-7.6%) from the previous year; the EBITDA margin also fell by 1.1 percentage points, from 42.7% in 2012 to 41.6% in 2013.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	2013		2012		Changes
		% of total		% of total	absolute	%	% organic

Domestic	7,746	81.2	8,676	82.4	(930)	(10.7)	(9.8)
% of Revenues	47.9		48.5			(0.6) pp	(0.2) pp
Brazil	1,812	19.0	1,996	19.0	(184)	(9.2)	2.7
% of Revenues	26.1		26.7			(0.6) pp	(0.9) pp
Media, Olivetti and Other Assets	(21)	(0.2)	(139)	(1.3)	118
Adjustments and deletions	3	−	(8)	(0.1)	11
Consolidated Total	9,540	100.0	10,525	100.0	(985)	(9.4)	(7.6)
% of Revenues	40.8		40.9			(0.1) pp	(1.1) pp

EBIT was 2,718 million euros (1,709 million euros in 2012) and has been affected by the impact of the 2,187 million euro goodwill impairment attributed to the Domestic Business Unit (4,121 million euros of impairment in 2012).

Organic EBIT was 5,208 million euros, down 796 million euros (-13.3%) from the 2012 financial year, with a margin of 22.2% (24.3% in 2012).

The consolidated net result was a loss of 674 million euros, excluding the impact of the impairment loss on goodwill, the result for 2013 would have been a profit of 1,513 million euros.

Capital expenditure totalled 4,400 million euros in the 2013 financial year, 239 million euros less than in 2012, broken down as follows:

(million euros)	2013		2012		Change
		% of total		% of total

Domestic	3,027	68.8	3,072	66.2	(45)
Brazil	1,349	30.7	1,500	32.3	(151)
Media, Olivetti and Other Assets	24	0.5	67	1.5	(43)
Adjustments and deletions	−	−	−	−	−
Consolidated Total	4,400	100.0	4,639	100.0	(239)
% of Revenues	18.8		18.0		0.8 pp

Specifically:

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Capital expenditure by the Domestic Business Unit remained largely in line with the previous financial year: the increase for the advancement of plans to build out new generation networks (LTE and fibre network) was offset by the reduced requirement for delivery of new plants, due to the commercial slowdown in Fixed-line access;

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The Brazil Business Unit reported a fall of 151 million euros from the 2012 figure, due to a 188 million euro loss on exchange rates; net of this exchange rate effect, investments increased primarily due to the development of infrastructure, in line with the aim of improving service quality.

Cash flow from operations  stood at 4,803 million euros , 1,233 million euros less than in the 2012 financial year. This result allowed for the payment of dividends and taxes during 2013, which amounted to 1.4 billion euros in total, as well as the coverage of requirements deriving from the financial management.

Adjusted net financial debt as of 31 December 2013 amounted to 26,807 million euros, down by 1,467 million euros compared to the value at 31 December 2012. It fell by 1,422 million euros in the last quarter also thanks to the positive generation of operating cash flow.

The liquidity margin at 31 December 2013 was 13.6 billion euros (15.65 billion euros at the end of 2012, excluding the liquidity of the Discontinued Operations) and is composed of 7.1 billion euros in cash (7.7 billion euros at 31 December 2012) and unused committed credit lines totalling 6.5 billion euros (7.95 billion euros at 31 December 2012). This margin covers the Financial Liabilities of the Group falling due to be covered for more than 24 months. The reduction in "Net cash and cash equivalents" from the 31 December 2012 figure reflects the use of cash to buy back Company bonds.

The Group headcount, excluding 16,575 relative to the Discontinued Operations, was 65,623, including 53,155 in Italy (66,381 at 31 December 2012, excluding 16,803 relative to the Discontinued Operations and including 54.419 in Italy).

***

The 2013 figures for Telecom Italia Media can be found in the press release issued after the Board of Directors' meeting on 4 March 2014.

***

DOMESTIC

Domestic revenues fell by 9.6% in reported terms (-9.4% in organic terms) to 16,175 million euros (17,884 million euros in 2012).

With a worsening economic outlook and a market characterised by stiff competition and a sharp reduction in prices (especially on mobile early in the year), the fall in revenues was also significantly influenced by some factors of a regulatory nature

In particular, revenues were affected by the coming into force on 1 July 2013 of the new mobile termination rates (MTR), with a consequent reduction of 35% when compared to the prices for the first half of 2013, and of 61% when compared to the same period in 2012 (0.98 eurocents a minute compared to 2.5 eurocents a minute in the second half of 2012 and to 1.5 eurocents a minute in the first half of 2013), with a total loss of 364 million euros for the whole year (-429 million on Mobile Revenues) Furthermore, the recent AGCom decisions on prices for access to the copper network which, applied retroactively to 1 January 2013, led to a further loss of revenue of 111 million euros compared to 2012. In addition to this is the introduction of a price cap on roaming traffic introduced at European level in July 2012.

In this context, performance in 2013, in terms of organic change compared to 2012, shows a reduction of 9.4%, with a slightly improving trend in the last quarter of the year  (-7.7% in the fourth quarter, compared to -9.1%  in the third quarter and -10.5% in the first quarter of 2013). Excluding the impacts of, on the one hand, the reduction due to the new mobile termination rates, and, on the other, the change in wholesale prices for access to the copper network, the 2013 performance would be -6.8% compared to 2012, with signs of recover in the last months of the year (-5.7% in the fourth quarter, compared to -7.2%  in the third quarter and -7.3% in the first quarter of 2013).

The reduction dynamics are attributable in particular to the fall in revenues from traditional services (voice, messaging, circuit switched data, which was only marginally offset by the development of innovative services, particularly on Fixed-line Broadband, ICT and Mobile Internet.

Highlights:

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Core Domestic Revenues
Core Domestic revenues totalled 15,269 million euros (16,933 million euros in 2012), a fall of 9.8% in both reported and organic terms.

The performance of the individual market segments as compared with 2012 is as follows:

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Consumer: Consumer segment revenues totalled 8,024 million euros in 2013, a fall of 811 million euros compared to 2012 (-9.2%), principally attributed to Mobile services revenues (-693 million euros, or -16.2%), particularly traditional Voice services (-660 million euros, -319 million euros of which attributable to the reduction in MTRs), and Messaging (-95 million euros), only partially offset by the constant growth in mobile internet Browsing (+74 million euros, or +12,1% compared to 2012). Fixed service revenues also fell -183 million euros (-4.3%), compared to the 2012 figure, entirely attributable to the contraction in voice revenues (-205 million euros, after the reduction in customers/accesses and the contraction in traffic usage) and only partially offset by higher Broadand revenues (+28 million euros, thanks to the maintenance of our market share and the positive trend in ARPU, supported by the higher proportion of customers with bundle/flat rate offers). However, in the fourth quarter of 2013 the rate of decline slowed down, in comparison with the preceding periods (-8.2% compared to -9.5% in the third quarter and -9.5% in the first half of the year), principally on Mobile revenues. Indeed, the latter, while still presenting a strong contraction in revenues correlated with competitive access dynamics and the consequent pressure on prices and churn rates that characterised the first half of 2013, reported a slowing of performance from the third quarter of the year, due to the effect of the lesser impact of the reduction in MTR revenues, and also, more marginally, to an improvement in commercial performance and stabilisation of our market share;

•

Business: The revenues of the Business segment totalled 5,211 million euros, 668 million euros compared to 2012 (-11.4%). The fall was due entirely to revenues from services (-659 million euros), including -331 million euros on Mobile (-19.6%) and -354 million euros on Fixed-line (-9.0%). In particular, on Mobile services this contraction is attributable to the fall in revenues from traditional voice and messaging services (-319 million euros), after a fall in average revenues per unit (ARPU ) and the aforementioned reduction in mobile termination rates (equal to 110 million euros). On Fixed-line, cooling demand due to the negative economic situation and the fall in the prices of more traditional voice and data services continue to have a dampening effect;

•

National Wholesale: the Wholesale segment reported revenues totalling 1,897 million euros in 2013, down 155 million euros (-7.6%) on the 2012 figure. This is entirely attributable to the aforesaid regulatory changes which have cut the prices for LLU access, Bitstream, Wholesale Line Rental and termination.

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International Wholesale Revenues

International Wholesale revenues in 2013 amounted to 1,263 million euros, down by 130 million euros (-9.3%) on the same period of 2012. The contraction was seen particularly in Voice services (-84 million euros, -8.6%) following the annual review of bilateral contracts and the transit component, with a consequent focus on renewing higher margin agreements. Revenues were down for IP/Data services (-26 million euros, -8.9%) in the captive market component in particular. Despite the overall increase in the total bandwidth sold, the market also suffered from the increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the multinational companies business segment (-23 million euros equal to -28.4%). Sustained attention paid to profit margins on traffic and major actions to contain costs did, however, result in an EBITDA of 203 million euros, with profitability substantially in line with the previous year.

EBITDA for the Domestic Business Unit amounted to 7,746 million euros in 2013, down 930 million euros on 2012 (-10.7%). EBITDA margin was 47.9%, slightly down on 2012 (-0.6 percentage points).
This result was primarily affected by the decrease in revenues from services (-1,700 million euros on 2012) and the impact of the Antitrust penalty relating to the A428 proceedings (84 million euros), which were only partly offset by the reduction in quotas payable to OLOs (attributable primarily to the reduction in termination rates) and the efficiencies achieved through selective monitoring and containment of operating costs. As already mentioned with reference to the trend in revenues, EBITDA performance also recovered in the last quarter of 2013, with a limited fall of -4.8% compared to the fourth quarter of 2012 (-11.0% in the third quarter and -13.2% in the first quarter).

In organic terms, EBITDA totalled 7,961 million euros (-865 million euros, equal to -9.8% compared to 2012), with an EBITDA margin at 49.1% of revenues, essentially in line with the same period of the previous year (-0.2 percentage points).

EBIT for 2013 was 1,993 million euros, an increase of 915 million euros compared to 2012 (1,078 million euros). This performance reflects the lower impairment loss on goodwill of 2,187 million euros for the Domestic Cash Generating Unit (4,016 million euros in the 2012 financial year) based on the results of the impairment test.

Organic EBIT, calculated excluding, in particular, the aforementioned impairment loss on goodwill, was  4,395 million euros, a fall of 829 million euros (-15,9%) compared to 2012 (5,224 million euros). The EBIT margin fell from the 29.2% of 2012 to 27.1% of 2013.

Headcount at the end of the year stood at 52,695 employees (53,224 as of 31 December 2012).

***

BRAZIL

(average real/euro exchange rate 2.86830)

The  2013 revenues of the Tim Brasil Group were 19,921 million reais, 1,157 million reais higher than in 2012 (+6.2%). Revenues from services totalled 16,701 million reais, up by 281 million reais compared to 2012 (+1.7%). Revenues from product sales increased from 2,344 million reais in 2012 to 3,220 million reais in 2013 (+37.4%), thanks to the greater penetration of customer bases with high-end handsets (smartphones/webphones) and tablets, an important lever for developing Data Service revenues.

Mobile ARPU in 2013 was 18.6 reais compared to 19.1 reais in 2012 (-2,6%). ARPU and service revenue performance were affected both by competitive pressures, which led to a fall in business voice unit prices, and by the reduction in the network interconnection rate for other mobile operators.

The total number of lines as of 31 December 2013 was 73.4 million, up by 4.3% compared to 31 December 2012, corresponding to a market share for the lines of 27.1%.

EBITDA for the 2013 financial year was 5,198 million reais, 190 million reais higher than the previous year (+3,8%). The EBITDA increase is sustained by the increase in revenues, partly offset by the higher costs of materials, services and personnel. The EBITDA margin was 26.1%, down 0.6 percentage points on 2012.

In organic terms, the 2013 EBITDA was 137 million reais higher (+2.7%) than in 2012; it should be recalled that in 2012 there were non-organic charges of 53 million reais. The organic EBITDA margin was 26.1%, down 0.9 percentage points on 2012.

EBIT amounted to 2,460 million reais an improvement of 36 million reais on 2012. This is explained by the higher contribution of EBITDA, partially counterbalanced by increased depreciation and amortisation of 155 million reais (2,736 million reais in 2013 compared with 2,581 million reais in 2012).

In organic terms, EBIT was 2,460 million reais in 2013, 17 million reais down on 2012 (-0.7%).

Headcount stood at 12,140 employees (11,622 as of 31 December 2012).

***

OLIVETTI

Revenues for the 2013 financial year totalled 265 million euros, 15 million euros less than in 2012 (280 million euros, -5.4%; the organic change, net of exchange rate effect, was -5.0%).

The fall in revenues is primarily due to the fall of approximately 13 million euros in copying and printing sales on the Italian market, where enterprises and professional customers have been the most exposed to the market crisis, to the fall of approximately 6 million euros in revenues from specialised applications and systems (in the previous year, this segment had benefited from 10 million euros revenues from a commission to supply and install geolocalisation equipment) and fewer sales of inkjet products for some 6 million euros as a result of the winding up process of Olivetti I-Jet Spa. These falls were offset by an increase in revenues for new services and cloud solutions (+7 million euros), especially in the Italian market.

EBITDA was negative for 4 million euros, a 53 million euros improvement compared to the previous year. In particular, in the 2012 financial year EBITDA was affected by the provision made for restructuring charges and other winding up costs totalling 31 million euros, due to the start of the winding up of Olivetti I-Jet S.p.A.. Additionally, the Research & Development business unit of Olivetti I-Jet was sold in November 2013; this involved the release of funds totalling 6 million euros, part of the provision referred to above. Excluding these phenomena, the organic change is positive for 16 million euros (+61.5%).

The 2013 financial year was also characterised by the effects of the fire that on 19 March 2013 completely destroyed the spares warehouse. The total damage to the group after this event was settled with payment of insurance compensation of 19 million euros.

EBIT was a negative 8 million euros, a 57 million euros improvement compared to the 2012 financial year, negative for 65 million euros. This result was influenced by the events described above for the trend in EBITDA; the organic change, calculated excluding the aforementioned effects of the Olivetti I-Jet winding up, was positive for 17 million euros (+54.8%).

The headcount of 682 employees fell by 96 units compared to 31 December 2012.

***

RESULTS OF TELECOM ITALIA S.P.A.

MAIN VARIATIONS TO THE CORPORATE PERIMETER

The following change occurred in 2013:

•

Acquisition of the “Network Operations” business unit from Telecom Italia Sparkle S.p.A.: the effects of the acquisition by Telecom Italia of the Network Operations business unit, partially demerged from Telecom Italia Sparkle S.p.A., were posted to the accounts from 1 September 2013, based on the balance sheet at 31 December 2012.

Revenues totalled 15,304 million euros, a fall of 1,636 million euros (-9,7%) compared to 2012; the organic change in revenues was -9,5%, after excluding the 32 million euros reduction due to the settlements and composition agreements with customers and other operators.

As well as the worsening of the macroeconomic context and the increased competition, particularly on Mobile services, this performance was affected by a number of major regulatory discontinuities, such as the coming into force of new mobile termination rates (MTR), which caused negative economic effects of -364 million euros (-429 million euros on Mobile Revenues alone), as well as AGCom decisions in December 2013 on copper network access prices, which had a further negative impact of 111 million euros compared to the 2012 financial year.

EBITDA was 7.537 million euros, down 896 million euros compared to 2012 (8,433 million euros). The EBITDA margin fell from the 49.8% of 2012 to 49.2% in 2013; the organic change in EBITDA was negative at 9.8% (-845 million euros). At organic level, EBITDA margin was 50.5% (50.7% in 2012).

EBIT was 1,878 million euros, an increase of 934 million euros compared to 2012 (944 million euros). Both the 2013 EBIT and that of 2012 reflect the goodwill impairment of 2,187 million euros and 4,016 million euros respectively. The EBIT margin increased from the 5.6% of 2012 to 12.3% in 2013; the organic change in EBIT was negative at 15.9% (-808 million euros). At organic level, the EBIT margin was 27.9% (30% in 2012).

The net result stands at -1,028 million euros (-1,821 million euros in 2012); excluding losses of a non-recurring nature, including, primarily, the impairment loss on goodwill, the net result for financial year 2013 would have been positive, at 1,255 million euros (1,908 million euros in 2012).

The headcount at 31 December 2013 was 44,386 employees (44,606 employees at the end of 2012).

***

EVENTS SUBSEQUENT TO 31 December 2013

Bond Issue
On 23 January 2014 Telecom Italia S.p.A. issued a note for the amount of 1,000 million euros, with annual coupon rate 4.5% and maturity on 25 January 2021. The bond issued at the price of 99.447% recognises a return of 4.594%.

Early repayment of "Hybrid" Bond for 750 million euros

On 29 January 2014 Telecom Italia announced its decision to repay in advance all the subordinated “hybrid” bonds in circulation called €750,000,000 Capital Securities due 2073 (the “Capital Securities”), issued on 13 March 2013 as per the statement released. Telecom Italia has in fact decided to exercise the option of early repayment linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on Capital Securities.

The bonds were repaid on 3 March 2014 (the “Early Repayment Date”) and the relative early repayment price was 101% of the nominal value plus the interest due up until the early repayment date (excluded).

The Autonomous Province of Trento exits the Trentino NGN project

In February 2014 the Autonomous Province of Trento officially announced the exit from the capital of Trentino NGN, the public-private company formed in 2011 to create a fibre optic network in the territory of Trentino, in which Telecom Italia held a shareholding of 41.07%.

The decision was made considering the extended period of waiting and inactivity following the investigation of the European Commission started in July 2012.

The Autonomous Province of Trento's exit from the capital was announced to the European Commission and, therefore, the reasons that determined the start of proceedings no longer exist.

On the basis of the agreements between the parties, on 28 February 2014 Telecom Italia acquired the shareholding held by the Autonomous Province of Trento (52.2%) and a part (4.2%) of the shareholding held by one of the minority shareholders (La Finanziaria Trentina S.p.A.), with a total disbursement of around 17 million euros. Therefore, Telecom Italia now has control of the company.

***

OUTLOOK FOR THE 2014 FINANCIAL YEAR

The telecommunications market continues to be characterised by a fall in traditional services (access and voice) compared to an increase in innovative services (broadband and enabled broadband services); it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, in any case more moderate that that seen in 2013, and the growth of the Brazil market.

In this context the Telecom Italia Group – as announced in the 2014-2016 Plan – will continue to defend its market shares, invest in the development of infrastructures, with a heavy increase in innovative investments destined in particular to Ultra Broadband, in order to maintain revenues from traditional services and promote the growth of revenues from innovative services, in compliance with its financial policies. At the same time the Telecom Italia Group will continue the path of transformation and increasing efficiency in industrial processes aiming for a structural reduction of the running costs even through the delayering and simplification of the platforms.

The initial findings of 2014, in line with the three-year Plan, confirm a cooling of the competitive dynamics in the Mobile sector. Nevertheless it should be pointed out that the first months of the year have seen greater dilution of voice ARPU on the domestic market, both Mobile and Fixed, due to a dynamic involving the repositioning of the Customer Base towards bundle offers that will in any case allow – with respect to a short-term reduction in profitability – greater stabilisation of expenditure and churn in the medium to long term. On the Fixed market this dynamic is also dictated by the need to respond, with commercial pricing actions, to competitive pressure which is higher than expected.

Despite greater pressure on the ARPU and the uncertainty regarding the stability of the Revenues, a gradual recovery of the operating performance is expected for the current year in keeping with the dynamics of the 2014-2016 three-year Plan.

***

BOND BUY BACK OPERATION FOR 500 MILLION EUROS

Telecom Italia SpA will launch on the market today a buy back offer, for the sum of 500 million euros, for its own bonds in euros at fixed rate, expiring between May 2014 and March 2016.

The operation, in the context of a solid liquidity position, allows the active management of debt maturities and the optimization of the economic terms for the early refinancing of the maturities themselves.

***

INCREASE IN SHARE CAPITAL TO SERVICE THE EMPLOYEE SHARE OWNERSHIP PLAN

Exercising the powers granted on 17 April 2013, the Board of Directors resolved to increase the share capital to service a share ownership plan reserved to the personnel of Telecom Italia and its Italian subsidiaries. In line with the decision made by last year's Shareholders' Meeting, the plan provides for 54,000,000 ordinary shares to be offered at a discounted price 10% below the market price,  with assignment of a free share ("bonus share" ) for every three shares subscribed for cash to those employees who retain their shares for one year.

The Board of Directors has conferred a mandate on its legal representatives to implement the plan. The offer is scheduled to take place by the end of June.

***

SUPPLEMENT TO THE AGENDA OF THE SHAREHOLDERS' MEETING

As mentioned on 27 February last, the Board of Directors has supplemented the agenda for the work of the Shareholders' Meeting already called to renew the board (Rozzano, viale Toscana 3, 16 April 2014, single call), adding the following topics.

Financial Statements - Dividend

With its approval of the financial statements at 31 December 2013, the Shareholders' Meeting will be asked to resolve on covering the losses on the year, and on the distribution of the privileged dividend of 2.75 eurocents per share to the savings shareholders, by using the reserves. The dividend will be payable starting from 25 April 2014, with a coupon date of 22 April 2014 (record date 24 April 2014).

Report on Remuneration

The shareholders' meeting will be called on to approve, with non-binding vote, the first section of the Report on remuneration, regarding the remuneration policy for 2014.

The document will be made available to the public within the terms of the law, together with the annual financial report and the usual report on corporate governance and share ownership, also approved today by the Board of Directors.

Supplementary remuneration for the Board of Statutory Auditors

The Shareholders' Meeting will be asked to supplement the remuneration for the members of the Board of Statutory Auditors already decided by the Shareholders' meeting on 15 May 2012, attributing an individual attendance fee (the same sum for the Chairman of the Board of Statutory Auditors and for the Standing Auditors) of  500 euros gross for each meeting they attend in addition to the  24 scheduled meetings per year, with effect from 1 January 2014.

Stock options plan

The Shareholders' Meeting will be asked to approve a stock options plan with a three-year duration, for part of the Group management, to be identified by the Board of Directors in due course. The details of the initiative will be stated in the information document which will be published within the terms of the law.

The Plan will involve a maximum of 196,000,000 options, free and non-transferable, which will give the beneficiaries the right to subscribe the same number of Telecom Italia ordinary shares, at a strike price determined at the time of the launch, in line with the market price of the share. The Board of Directors will determine the potential beneficiaries, the number of options attributed to each, the strike price, the metrics for the performance conditions upon achievement of which the options shall become exercisable, wholly or in part, hereby identified in the cumulated free cash flow of the 2014-2016 industrial plan and in the Total Shareholder Return of the share, with respect to a panel of sector operators.

The plan will be serviced by a specific mandate to increase the share capital for payment, for a maximum amount of 196,000,000 newly issued ordinary shares (with a maximum dilution of 1.46% of the total capital and 1.1% of the ordinary shares only, at 31 December 2013).

***

CORPORATE GOVERNANCE ISSUES

The requirements for composition of the board are fulfilled by the body as a whole, and Directors Calvosa, Egidi, Fitoussi, Sentinelli and Zingales fulfil the requirements to be considered independent pursuant to the Borsa Italiana Code as ascertained by the Board of Directors.

The issues considered by the Board of Directors will be contained in the report on corporate governance and share ownership.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

The results of the 2013 financial year will be illustrated to the financial community during a conference call scheduled today at 12 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

The presentation slides, with an opportunity to follow the event in audio streaming, will be available at www.telecomitalia.com/FY2013/ita. Those unable to connect live may follow the presentation until Friday 14 March 2014 by calling :+39 06 334843  (access code 618375#).

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A..  Such measures, which are also presented in interim  financial reports, should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Telecom Italia S.p.A. in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the figures used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the years 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a further measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report of Operations of 2013 Telecom Italia annual Financial Report.

Such statements, as well as the Net Financial Debt, are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2013.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2013 as well as the check of consistency of the 2013 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	2013	2012	Change
			(a-b)
	(a)	(b)	amount	%

Revenues	23,407	25,759	(2,352)	(9.1)
Other income	324	285	39	13.7
Total operating revenues and other income	23,731	26,044	(2,313)	(8.9)
Acquisition of goods and services	(10,377)	(11,289)	912	8.1
Employee benefits expenses	(3,087)	(3,333)	246	7.4
Other operating expenses	(1,318)	(1,474)	156	10.6
Change in inventories	48	(4)	52
Internally generated assets	543	581	(38)	(6.5)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	9,540	10,525	(985)	(9.4)
Depreciation and amortization	(4,553)	(4,689)	136	2.9
Gains (losses) on disposals of non-current assets	(82)	52	(134)
Impairment reversals (losses) on non-current assets	(2,187)	(4,179)	1,992	47.7
Operating profit (loss) (EBIT)	2,718	1,709	1,009	59.0
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(6)	6
Other income (expenses) from investments	(3)	2	(5)
Finance income	2,003	1,983	20	1.0
Finance expenses	(4,186)	(3,981)	(205)	(5.1)
Profit (loss) before tax from continuing operations	532	(293)	825
Income tax expense	(1,111)	(1,086)	(25)	(2.3)
Profit (loss) from continuing operations	(579)	(1,379)	800	-
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	102	239	-
Profit (loss) for the year	(238)	(1,277)	1,039
Attributable to:
Owners of the Parent	(674)	(1,627)	953	58.6
Non-controlling interests	436	350	86	24.6

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		2013	2012

Profit (loss) for the year	(a)	(238)	(1,277)

Other components of the Consolidated Statement of Comprehensive Income:

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(29)	(56)
Income tax effect		7	14
	(b)	(22)	(42)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	(22)	(42)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		3	57
Loss (profit) transferred to Separate Consolidated Income Statement		(11)	1
Income tax effect		4	(11)
	(e)	(4)	47

Hedging instruments:
Profit (loss) from fair value adjustments		(563)	(702)
Loss (profit) transferred to Separate Consolidated Income Statement		314	272
Income tax effect		71	121
	(f)	(178)	(309)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,747)	(1,068)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(g)	(1,747)	(1,068)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(h)	1	−
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(1,928)	(1,330)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(1,950)	(1,372)
Total comprehensive income (loss) for the year	(a+k)	(2,188)	(2,649)
Attributable to:
Owners of the Parent		(1,758)	(2,516)
Non-controlling interests		(430)	(133)

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2013	12/31/2012	Change	12/31/2012
			(*)
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		29,932	32,410	(2,478)	32,410
Other intangible assets		6,280	6,698	(418)	7,927
		36,212	39,108	(2,896)	40,337
Tangible assets
Property, plant and equipment owned		12,299	12,784	(485)	14,465
Assets held under finance leases		920	1,006	(86)	1,014
		13,219	13,790	(571)	15,479
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−	65
Other investments		42	39	3	39
Non-current financial assets		1,256	2,485	(1,229)	2,496
Miscellaneous receivables and other non-current assets		1,607	1,478	129	1,496
Deferred tax assets		1,039	1,432	(393)	1,432
		4,009	5,499	(1,490)	5,528
Total Non-current assets	(a)	53,440	58,397	(4,957)	61,344
Current assets
Inventories		365	338	27	436
Trade and miscellaneous receivables and other current assets		5,389	6,573	(1,184)	7,006
Current income tax receivables		123	77	46	77
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,631	1,170	461	1,256
Cash and cash equivalents		5,744	6,947	(1,203)	7,436
		7,375	8,117	(742)	8,692
Current assets sub-total		13,252	15,105	(1,853)	16,211
Discontinued operations/Non-current assets held for sale
of a financial nature		657	586	71	−
of a non-financial nature		2,871	3,508	(637)	−
		3,528	4,094	(566)	−
Total Current assets	(b)	16,780	19,199	(2,419)	16,211
Total assets	(a+b)	70,220	77,596	(7,376)	77,555

(*) Data at 12/31/2012 prepared, for comparative purposes, including the Sofora-Telecom Argentina group in Discontinued Operations/Non-current assets held for sale.

(millions of euros)		12/31/2013	12/31/2012	Change	12/31/2012
			(*)
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,061	19,378	(2,317)	19,378
Non-controlling interests		3,125	3,634	(509)	3,634
Total Equity	(c)	20,186	23,012	(2,826)	23,012
Non-current liabilities
Non-current financial liabilities		31,084	34,075	(2,991)	34,091
Employee benefits		889	872	17	872
Deferred tax liabilities		234	361	(127)	848
Provisions		699	724	(25)	863
Miscellaneous payables and other non-current liabilities		779	1,001	(222)	1,053
Total Non-current liabilities	(d)	33,685	37,033	(3,348)	37,727
Current liabilities
Current financial liabilities		6,119	6,143	(24)	6,150
Trade and miscellaneous payables and other current liabilities		8,649	9,687	(1,038)	10,542
Current income tax payables		20	53	(33)	124
Current liabilities sub-total		14,788	15,883	(1,095)	16,816
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		27	23	4	−
of a non-financial nature		1,534	1,645	(111)	−
		1,561	1,668	(107)	−
Total Current Liabilities	(e)	16,349	17,551	(1,202)	16,816
Total Liabilities	(f=d+e)	50,034	54,584	(4,550)	54,543
Total Equity and liabilities	(c+f)	70,220	77,596	(7,376)	77,555

 (*) Data at 12/31/2012 prepared, for comparative purposes, including the Sofora-Telecom Argentina group in Discontinued Operations/Non-current assets held for sale.

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(579)	(1,379)
Adjustments for:
Depreciation and amortization		4,553	4,689
Impairment losses (reversals) on non-current assets (including investments)		2,197	4,181
Net change in deferred tax assets and liabilities		347	279
Losses (gains) realized on disposals of non-current assets (including investments)		82	(53)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	6
Change in provisions for employee benefits		(49)	(229)
Change in inventories		(23)	12
Change in trade receivables and net amounts due from customers on construction contracts		1,074	825
Change in trade payables		(489)	(83)
Net change in current income tax receivables/payables		(104)	(434)
Net change in miscellaneous receivables/payables and other assets/liabilities		(268)	(113)
Cash flows from (used in) operating activities	(a)	6,741	7,701
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,895)	(1,851)
Purchase of tangible assets on an accrual basis		(2,505)	(2,788)
Total purchase of intangible and tangible assets on an accrual basis		(4,400)	(4,639)
Change in amounts due to fixed asset suppliers		9	(63)
Total purchase of intangible and tangible assets on a cash basis		(4,391)	(4,702)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		−	(3)
Change in financial receivables and other financial assets		604	616
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(104)	40
Proceeds from sale/repayments of intangible, tangible and other non-current assets		88	74
Cash flows from (used in) investing activities	(b)	(3,811)	(3,982)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,785)	(787)
Proceeds from non-current financial liabilities (including current portion)		4,153	4,616
Repayments of non-current financial liabilities (including current portion)		(5,551)	(5,579)
Share capital proceeds/reimbursements (including subsidiaries)		9	(2)
Dividends paid		(537)	(964)
Changes in ownership interests in consolidated subsidiaries		79	−
Cash flows from (used in) financing activities	(c)	(3,632)	(2,716)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	127	(29)
Aggregate cash flows	(e=a+b+c+d)	(575)	974
Net cash and cash equivalents at beginning of the year	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(526)	(247)
Net cash and cash equivalents at end of the year	(h=e+f+g)	6,296	7,397

Additional Cash Flow information

(millions of euros)		2013	2012

Income taxes (paid) received		(863)	(1,241)
Interest expense paid		(4,456)	(3,496)
Interest income received		2,729	1,633
Dividends received		2	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the year
Cash and cash equivalents - from continuing operations		6,947	6,196
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		489	518
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the year
Cash and cash equivalents - from continuing operations		5,744	6,947
Bank overdrafts repayable on demand – from continuing operations		(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,296	7,397

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	12/31/2013	12/31/2012	Change	12/31/2012
		(*)
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,514	23,956	(442)	23,956
Amounts due to banks, other financial payables and liabilities	6,470	8,960	(2,490)	8,976
Finance lease liabilities	1,100	1,159	(59)	1,159
	31,084	34,075	(2,991)	34,091
Current financial liabilities (**)
Bonds	2,513	3,593	(1,080)	3,593
Amounts due to banks, other financial payables and liabilities	3,413	2,331	1,082	2,338
Finance lease liabilities	193	219	(26)	219
	6,119	6,143	(24)	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	23	4	−
Total Gross financial debt	37,230	40,241	(3,011)	40,241
Non-current financial assets
Securities other than investments	(6)	(11)	5	(22)
Financial receivables and other non-current financial assets	(1,250)	(2,474)	1,224	(2,474)
	(1,256)	(2,485)	1,229	(2,496)
Current financial assets
Securities other than investments	(1,348)	(751)	(597)	(754)
Financial receivables and other non-current financial assets	(283)	(419)	136	(502)
Cash and cash equivalents	(5,744)	(6,947)	1,203	(7,436)
	(7,375)	(8,117)	742	(8,692)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(657)	(586)	(71)	−
Total financial assets	(9,288)	(11,188)	1,900	(11,188)
Net financial debt carrying amount	27,942	29,053	(1,111)	29,053
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,135)	(779)	(356)	(779)
Adjusted Net Financial Debt	26,807	28,274	(1,467)	28,274
Breakdown as follows:
Total adjusted gross financial debt	35,280	37,681	(2,401)	37,681
Total adjusted financial assets	(8,473)	(9,407)	934	(9,407)
(**) of which current portion of medium/long-term debt:
Bonds	2,513	3,593	(1,080)	3,593
Amounts due to banks, other financial payables and liabilities	2,938	1,674	1,264	1,681
Finance lease liabilities	193	219	(26)	219

 (*) Data at 12/31/2012 prepared, for comparative purposes, including the Sofora-Telecom Argentina group in Discontinued Operations/Non-current assets held for sale.

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2013	2012	Change
			amount	%	% organic
Revenues	16,175	17,884	(1,709)	(9.6)	(9.4)
EBITDA	7,746	8,676	(930)	(10.7)	(9.8)
EBITDA margin	47.9	48.5		(0.6)pp	(0.2)pp
EBIT	1,993	1,078	915	84.9	(15.9)
EBIT margin	12.3	6.0		6.3pp	(2.1)pp
Headcount at year-end (number)	52,695	53,224	(529)	(1.0)

Core Domestic

(millions of euros)	2013	2012	Change
			amount	%	% organic
Revenues	15,269	16,933	(1,664)	(9.8)	(9.8)
Consumer	8,024	8,835	(811)	(9.2)	(9.2)
Business(1)	5,211	5,879	(668)	(11.4)	(11.4)
National Wholesale	1,897	2,052	(155)	(7.6)	(8.2)
Other	137	167	(30)	(18.0)	(3.0)
EBITDA	7,552	8,460	(908)	(10.7)	(9.9)
EBITDA margin	49.5	50.0		(0.5)pp	(0.1)pp
EBIT	1,888	958	930	97.1	(16.1)
EBIT margin	12.4	5.7		6.7pp	(2.1)pp
Headcount at year-end (number)	51,954	52,289	(335)	(0.6)

(1) Starting from January 1, 2013 includes the revenues of the Top segment. Figures for the periods under comparisons have been restated.

International Wholesale

(millions of euros)	2013	2012	Change
			amount	%	% organic
Revenues	1,263	1,393	(130)	(9.3)	(8.7)
EBITDA	203	229	(26)	(11.4)	(8.5)
EBITDA margin	16.1	16.4		(0.3)pp	0.0pp
EBIT	102	121	(19)	(15.7)	(11.1)
EBIT margin	8.1	8.7		(0.6)pp	(0.3)pp
Headcount at year-end (number)	741	935	(194)	(20.7)

***

BRAZIL
	(millions of euros) (millions of reais) Change
	2013 (a)	2012 (b)	2013 (c)	2012 (d)	amount (c-d)	% (c-d/d)	% organic
Revenues	6,945	7,477	19,921	18,764	1,157	6.2	6.2
EBITDA	1,812	1,996	5,198	5,008	190	3.8	2.7
EBITDA margin	26.1	26.7	26.1	26.7		(0.6)pp	(0.9)pp
EBIT	858	966	2,460	2,424	36	1.5	(0.7)
EBIT margin	12.3	12.9	12.3	12.9		(0.6)pp	(0.9)pp
Headcount at year-end (number)			12,140	11,622	518	4.5

            ***

OLIVETTI

(millions of euros)	2013	2012	Change
			amount	%	% organic
Revenues	265	280	(15)	(5.4)	(5.0)
EBITDA	(4)	(57)	53	93.0	61.5
EBITDA margin	(1.5)	(20.4)			5.5 pp
EBIT	(8)	(65)	57	87.7	54.8
EBIT margin	(3.0)	(23.2)			5.8 pp
Headcount at year-end (number)	682	778	(96)	(12.3)

***

TELECOM ITALIA GROUP – RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2013	2012	2013	2012	2013	2012

Historical EBITDA	9,540	10,525	7,746	8,676	7,537	8,433
Changes in the scope of consolidation		75		−		−
Foreign currency financial statements translation effect		(255)		(3)		−
Non-organic (revenues and income) costs and expenses	206	205	215	153	210	159
Disputes and settlements	144	118	144	114	144	118
Restructuring expenses (*)	13	24	19	(7)	15	(6)
Other (income) expenses	49	63	52	46	51	47

Comparable EBITDA	9,746	10,550	7,961	8,826	7,747	8,592

(*) The item includes reversals and provisions to the mobility found.

	Brazil		Olivetti
	(millions of reais)		(millions of euros)
	2013	2012	2013	2012

Historical EBITDA	5,198	5,008	(4)	(57)
Changes in the scope of consolidation		−		−
Foreign currency financial statements translation effect		−		−
Non-organic (revenues and income) costs and expenses	−	53	(6)	31
Disputes and settlements	−	11	−	−
Restructuring expenses (*)	−	−	(6)	31
Other (income) expenses	−	42	−	−

Comparable EBITDA	5,198	5,061	(10)	(26)

(*) The item includes reversals and provisions to the mobility found.

EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2013	2012	2013	2012	2013	2012

Historical EBIT	2,718	1,709	1,993	1,078	1,878	944
Changes in the scope of consolidation		112		−		−
Foreign currency financial statements translation effect		(126)		(2)		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	206	205	215	153	210	159
Capital loss related to the sale of La7 S.r.l.	100	−	−	−	−	−
Capital gain related to the sale of MTV Italia S.r.l.	(3)	−	−	−	−	−
Net gains on disposals of non-current assets and investments	−	(72)	−	(21)	−	(36)
Impairment of goodwill and other non-current assets	2,187	4,173	2,187	4,016	2,187	4,016
Restructuring expenses	−	3	−	−	−	−
Comparable EBIT	5,208	6,004	4,395	5,224	4,275	5,083

	Brazil		Olivetti
	(millions of reais)		(millions of euros)
	2013	2012	2013	2012

Historical EBIT	2,460	2,424	(8)	(65)
Changes in the scope of consolidation		−		−
Foreign currency financial statements translation effect		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	−	53	(6)	31
Capital loss related to the sale of La7 S.r.l.	−	−	−	−
Capital gain related to the sale of MTV Italia S.r.l.	−	−	−	−
Net gains on disposals of non-current assets and investments	−	−	−	−
Impairment of goodwill and other non-current assets	−	−	−	−
Restructuring expenses	−	−	−	3
Comparable EBIT	2,460	2,477	(14)	(31)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2013:

(billions of euros)	12/31/2013		12/31/2012
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	-	-	1.25	-
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - due December 2013	-	-	0.2	-
Total	8.0	1.5	9.45	1.5

We remind that on May 24, 2012 Telecom Italia extended for the amount of 4 billion euros the Revolving Credit Facility (RCF) of 8 billion euros and maturing in August 2014 through a Forward Start Facility which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in May 2017.

Furthermore, we remind that on March 25, 2013 Telecom Italia extended further 3 billion euros of the same RCF 2014 through another Forward Start Facility which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in March 2018.

Finally, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the year 2013, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. hybrid bond 750 million euros 7.750% due 3/20/2073	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% due 9/25/2020	Euro	1,000	9/25/2013
Telecom Italia Finance S.A. 1,300 million euros 6.125% due 11/15/2016	Euro	1,300	11/15/2013

Telecom Italia S.p.A. hybrid bond 750 million euros 7.750% due 3/20/2073

It’s the first subordinated bond (“hybrid bond”) in the Euro market. The bond has a tenor of 60 years and final maturity in 2073 with a first call date for the issuer in 2018. The call schedule is at par on March 20, 2018 and every 5 years after. Coupon step up 25 bps in 2023 plus an additional 75 bps in 2038. The effective yield to the first call date is 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond has been repaid in advance on March 3, 2014.

Telecom Italia Finance S.A. 1,300 million euros 6.125% due 11/15/2016

EUR 1,300 million Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds into Telecom Italia S.p.A. ordinary shares (the “Mandatory Convertible Bonds”) at maturity, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.. The minimum conversion price of the Mandatory Convertible Bonds has been set at EUR 0.6801 and the maximum conversion price has been set at EUR 0.8331 (equal to 122.5% of the minimum conversion price). From an accounting standpoint, the financial instrument represents a liability to pay annual coupons and includes an embedded component for the conversion; such component is treated as an embedded derivative and therefore accounted for at fair value through profit or loss along with the life of the bond.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% (2)	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros floating rate (3)	Euro	268	7/19/2013
Telecom Italia Capital S.A. 2,000 million of USD 5.250%	USD	2,000	11/15/2013

(1)

Net of 172 million euros repurchased from the company during the years 2011 and 2012.

(2)

Net of 218 million euros repurchased from the company during the years 2011 and 2012.

(3)

Net of 232 million euros repurchased from the company during the year 2012.

On June 3, 2013, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of three Telecom Italia Capital S.A. USD notes maturing in June 2014, September 2014 and October 2015, repurchasing a total nominal amount of 1,577 million of USD (about 1.2 billion euros). The repurchased notes will be accounted by the purchaser Telecom Italia S.p.A. in its portfolio, while at a consolidated level such notes have been deleted from the financial liabilities.

The details of the Telecom Italia Capital S.A. notes repurchased by Telecom Italia S.p.A. are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer	Principal amount repurchased	Buyback price

Telecom Italia Capital S.A. 1,000 USD millions 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. 1,250 USD millions 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. 1,400 USD millions 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 198 million euros (nominal value) as of December 31, 2013 and decreased by 32 million euros in comparison with December 31, 2012 (230 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2013 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,539 million euros with the following detail:

•

284 million euros, due January 22, 2014;

•

557 million euros, due May 19, 2014;

•

565 million euros, due June 18, 2014;

•

383 million euros, due September 30, 2014;

•

750 million euros, due June 16, 2015.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group; furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), we point out that following the downgrade to Baa3 undergone by Telecom Italia from Moody’s last

February 11, 2013, the EIB has performed a review of all the outstanding contracts (at that time for a total nominal amount of 3,350 million euros). The parties agreed to lightly modify the contracts with reference to the clauses of assets disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Finally, a clause has been inserted according to which should one or more medium/long term non subordinated debt and not guaranteed Telecom Italia credit rating be less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the company shall communicate it immediately to the EIB, which will have the right to require the constitution of additional guarantees liking to the EIB itself, or Telecom Italia shall provide other kind of guarantee offering protection in manner, form and content adequate to the Bank, specifying a term for that establishment; in case of non-fulfilment by Telecom Italia to the EIB possible requirements, the EIB could demand the immediate repayment of the loan.

We point out that, following the downgrade of Moody’s on October 8, 2013 and of Standard & Poor’s on November 14, 2013, the Company arranged for the communication contractually due, starting with EIB suitable arguments.

With reference to the EIB loans not secured by bank guarantees for a nominal amount of 1,450 million euros (out of a total nominal amount of 2,850 million euros at December 31, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contract, the EIB has the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its quality of creditor);

•

“Clause by inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros and in the loan contracted on February 7, 2013 for the amount of 300 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new financing agreements, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent treatment in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half of quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB which has the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

The syndicated bank credit line contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With reference to loans:

•

Multi-currency revolving credit facility (“MRCF”) (8,000,000,000 euros) due on August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. The protocol provided in case of change in control is similar to that included in the syndicated credit lines called Forward Start Facility that will come into effect at the due date of the MRCF on August 1, 2014, and exactly:

•

Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for the amount of 4 billion euros and due on May 24, 2017; and

•

Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for the amount of 3 billion euros and due on March 26, 2018.

In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with the 2/3 of the Lenders of the MRCF, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed to itself (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 and RCF 2018, the bank with who the agreement hasn’t been met shall request the repayment of the amount disbursed and the cancellation of the amount related to its commitment. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Bond:

•

EUR 1,300 million Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds into Telecom Italia S.p.A. ordinary shares (the “Mandatory Convertible Bonds”) at maturity, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed provides in case of acquisition of control, the Issuer shall give notice to the Trustee and to the bondholders, and the bondholders have the rights to convert, within the following 60 days, its bonds into ordinary shares of the Guarantor. It is not an acquisition of control, the case in which the control would be acquired (i) by Guarantor shareholders that, as at the date of signing the agreement, directly or indirectly, held a quote of the Guarantor shareholders meeting voting rights greater than 13%, or (ii) by parts of the Telco shareholders’ agreement dated February 29, 2012 and amended on September 24 and November 12, 2013, or iii) by a combination of subjects belonging to the above mentioned two categories;

•

the regulations covering the bonds issued under the EMTN Programs, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default.

•

Contracts with the European Investment Bank (EIB) for a total nominal amount of 2.85 billion euros:

•

the contracts signed by Telecom Italia with the EIB, for the amount of 2.15 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

•

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for a total amount of 600 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meeting or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

•

the three contracts guaranteed and dated September 26, 2011 for a total amount of 200 million euros, as well as the loan contract dated February 7, 2013 guaranteed by SACE for the amount of 100 million euros, consider the “clause by inclusion” according to which in case Telecom Italia commits itself to maintain in other financing agreements financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent provision in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros.

•

Loans: we underline that the outstanding loans generally contain a commitment for Telecom Italia – whose breach is an Event of Default – of not implementing mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default could entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) for the amount of 312,464,000 Argentinean pesos and provides the repayment of the loan in 2016. Following a Waiver & Prepayment Agreement on March 6, 2013, and a Second prepayment and Waiver Agreement on January 15, 2014, the residual capital amount is equal to 39,664,000 Argentinean pesos (about 4 million euros). The loan is assisted by a bank guarantee at first call for its residual amount. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that involves the total repayment in advance of the loan in case the Telecom Italia Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of December 31, 2013, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2013	2012

Operating revenues and other income:
Other income	6	−
Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses		(14)
Sundry expenses	(86)	(32)
Employee benefits expenses:
Restructuring expenses	(19)	(10)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(99)	(56)
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	4	72
Losses on disposals of non-current assets	(101)	−
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(2,187)	(4,016)
Impairment loss on Media goodwill	−	(105)
Write-down of other intangible and tangible assets (Media)	−	(52)
Write-down of tangible assets for restructuring	−	(3)
Impact on EBIT - Operating profit (loss)	(2,383)	(4,160)
Other income (expenses) from investments:
Net losses on disposal of other investments	−	(2)
Finance expenses:
Interest expense and other financial expenses on disputes	−	(47)
Impact on profit (loss) before tax from continuing operations	(2,383)	(4,209)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	−	319
Income taxes on non-recurring items	3	11
Discontinued operations - Impairment loss on goodwill and write-down of other intangible assets Sofora - Telecom Argentina group	−	(234)
Other Income (expenses) relating to Discontinued operations	(22)	2
Impact on profit (loss) for the year	(2,402)	(4,111)

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

	2013	2012	Change
(millions of euros)
			amount	%

Revenues	15,304	16,940	(1,636)	(9.7)
Other income	256	241	15	6.2
Total operating revenues and other income	15,560	17,181	(1,621)	(9.4)
Acquisition of goods and services	(5,434)	(5,940)	506	8.5
Employee benefits expenses	(2,251)	(2,490)	239	9.6
Other operating expenses	(624)	(656)	32	4.9
Change in inventories	42	(13)	55
Internally generated assets	244	351	(107)	(30.5)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,537	8,433	(896)	(10.6)
Depreciation and amortization	(3,470)	(3,492)	22	0.6
Gains (losses) on disposals of non-current assets	(2)	20	(22)
Impairment reversals (losses) on non-current assets	(2,187)	(4,017)	1,830	45.6
Operating profit (loss) (EBIT)	1,878	944	934	98.9
Income (expenses) from investments	(73)	36	(109)
Finance income	2,458	2,233	225	10.1
Finance expenses	(4,445)	(4,238)	(207)	(4.9)
Profit (loss) before tax	(182)	(1,025)	843	82.2
Income tax expense	(846)	(796)	(50)	(6.3)
Profit (loss) for the year	(1,028)	(1,821)	793	43.5

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)		2013	2012

Profit (loss) for the year	(a)	(1,028)	(1,821)
Other components of the Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(19)	(53)
Income tax effect		5	15
		(14)	(38)
Total other components that will not be reclassified subsequently to Separate Income Statement	(b)	(14)	(38)
Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(26)	44
Loss (profit) transferred to the Separate Income Statement		−	−
Income tax effect		8	(12)
	(c)	(18)	32
Hedging instruments:
Profit (loss) from fair value adjustments		175	(458)
Loss (profit) transferred to the Separate Income Statement		326	324
Income tax effect		(138)	37
	(d)	363	(97)
Total other components that will be reclassified subsequently to Separate Income Statement	(e= c+d)	345	(65)
Total other components of the Statements of Comprehensive Income	(f= b+e)	331	(103)
Total comprehensive income (loss) for the year	(a+f)	(697)	(1,924)

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2013	12/31/2012	Change

		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		28,424	30,611	(2,187)
Intangible assets with a finite useful life		4,420	4,726	(306)
		32,844	35,337	(2,493)
Tangible assets
Property, plant and equipment owned		9,307	9,488	(181)
Assets held under finance leases		918	1,005	(87)
		10,225	10,493	(268)
Other non-current assets
Investments		9,329	9,330	(1)
Non-current financial assets		1,371	2,449	(1,078)
Miscellaneous receivables and other non-current assets		1,134	996	138
Deferred tax assets		561	824	(263)
		12,395	13,599	(1,204)
Total Non-current assets	(a)	55,464	59,429	(3,965)
Current assets
Inventories		154	112	42
Trade and miscellaneous receivables and other current assets		3,475	4,189	(714)
Current income tax receivables		101	55	46
Current financial assets
Securities other than investments, financial receivables and other current financial assets		2,009	839	1,170
Cash and cash equivalents		1,284	2,146	(862)
		3,293	2,985	308
Total Current assets	(b)	7,023	7,341	(318)
Total assets	(a+b)	62,487	66,770	(4,283)
Equity and Liabilities
Equity
Share capital issued		10,694	10,694	−
Less: treasury shares		(21)	(21)	−
Share capital		10,673	10,673	−
Paid-in capital		1,704	1,704	−
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		4,203	5,352	(1,149)
Total Equity	(c)	16,580	17,729	(1,149)
Non-current liabilities
Non-current financial liabilities		29,154	34,887	(5,733)
Employee benefits		762	728	34
Deferred tax liabilities		2	2	−
Provisions		469	478	(9)
Miscellaneous payables and other non-current liabilities		412	518	(106)
Total Non-current liabilities	(d)	30,799	36,613	(5,814)
Current liabilities
Current financial liabilities		8,882	5,425	3,457
Trade and miscellaneous payables and other current liabilities		6,226	7,003	(777)
Current income tax payables		−	−	−
Total Current Liabilities	(e)	15,108	12,428	2,680
Total Liabilities	(f=d+e)	45,907	49,041	(3,134)
Total equity and liabilities	(c+f)	62,487	66,770	(4,283)

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)		2013	2012

Cash flows from operating activities:
Profit (loss) for the year		(1,028)	(1,821)
Adjustments for:
Depreciation and amortization		3,470	3,492
Impairment losses (reversals) on non-current assets (including investments)		2,371	4,122
Net change in deferred tax assets and liabilities		140	99
Losses (gains) realized on disposals of non-current assets (including investments)		1	(29)
Change in provisions for employee benefits		(33)	(232)
Change in inventories		(35)	13
Change in trade receivables and net amounts due from customers on construction contracts		769	818
Change in trade payables		(388)	(571)
Net change in current income tax receivables/payables		(53)	(451)
Net change in miscellaneous receivables/payables and other assets/liabilities		(667)	(261)
Cash flows from (used in) operating activities	(a)	4,547	5,179
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,235)	(1,197)
Purchase of tangible assets on an accrual basis		(1,680)	(1,808)
Total purchase of intangible and tangible assets on an accrual basis		(2,915)	(3,005)
Change in amounts due to fixed asset suppliers		(81)	217
Total purchase of intangible and tangible assets on a cash basis		(2,996)	(2,788)
Acquisitions of control of subsidiaries or other businesses, net of cash acquired		5	57
Acquisitions/disposals of other investments		(174)	(60)
Change in financial receivables and other financial assets		(108)	943
Proceeds from sale/repayments of intangible, tangible and other non-current assets		18	29
Cash flows from (used in) investing activities	(b)	(3,255)	(1,819)
Cash flows from financing activities:
Change in current financial liabilities and other		(194)	(102)
Proceeds from non-current financial liabilities (including current portion)		2,441	3,940
Repayments of non-current financial liabilities (including current portion)		(3,025)	(6,670)
Share capital proceeds/reimbursements		−	−
Dividends paid		(454)	(900)
Cash flows from (used in) financing activities	(c)	(1,232)	(3,732)
Aggregate cash flows	(d=a+b+c)	60	(372)
Net cash and cash equivalents at beginning of the year	(e)	911	1,283
Net cash and cash equivalents at end of the year	(f=d+e)	971	911

Additional Cash Flow Information

	2013	2012
(millions of euros)

Income taxes (paid) received	(759)	(1,097)
Interest expense paid	(4,419)	(3,576)
Interest income received	2,708	1,717
Dividends received	104	132

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2013	2012

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	2,146	1,595
Bank overdrafts repayable on demand	(1,235)	(312)
	911	1,283
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,284	2,146
Bank overdrafts repayable on demand	(313)	(1,235)
	971	911

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2013	12/31/2012	Change

Non-current financial liabilities
Bonds	15,828	15,138	690
Amounts due to banks, other financial payables and liabilities	12,325	18,591	(6,266)
Finance lease liabilities	1,001	1,158	(157)
	29,154	34,887	(5,733)
Current financial liabilities (1)
Bonds	1,406	1,192	214
Amounts due to banks, other financial payables and liabilities	7,288	4,016	3,272
Finance lease liabilities	188	217	(29)
	8,882	5,425	3,457
Total Gross financial debt	38,036	40,312	(2,276)
Non-current financial assets
Financial receivables and other non-current financial assets	(1,371)	(2,449)	1,078
	(1,371)	(2,449)	1,078
Current financial assets
Securities other than investments	(1,462)	(363)	(1,099)
Financial receivables and other current financial assets	(547)	(476)	(71)
Cash and cash equivalents	(1,284)	(2,146)	862
	(3,293)	(2,985)	(308)
Total financial assets	(4,664)	(5,434)	770
Net financial debt carrying amount	33,372	34,878	(1,506)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,063)	(1,651)	588
Adjusted Net Financial Debt	32,309	33,227	(918)
Breakdown as follows:
Total adjusted gross financial debt	35,934	37,010	(1,076)
Total adjusted financial assets	(3,625)	(3,783)	158
(1) of which current portion of medium/long -term debt:
Bonds	1,406	1,192	214
Amounts due to banks, other financial payables and liabilities	5,380	2,301	3,079
Finance lease liabilities	188	217	(29)

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2013	2012

Acquisition of goods and services
Fines	(2)	−
Fine for A428 proceedings	(84)	−
Sundry expenses	−	(21)
Employee benefits expenses
Expenses for mobility	(15)	−
Use of mobility fund	−	6
Impact on operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(101)	(15)
Gains (losses) on disposals of non-current assets
Gains (losses) on non-current assets	1	36
Impairment reversals (losses) on non-current assets
Goodwill impairment changes	(2,187)	(4,016)
Impact on EBIT - Operating profit (loss)	(2,287)	(3,995)
Other income (expenses) from investments
Gain on disposal of non-current assets	−	−
Loss on disposal of Consorzio CRIAI	−	(2)
Net gain on disposal of Matrix	−	10
Finance expenses	−	(43)
Impact on profit (loss) before tax	(2,287)	(4,030)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	−	303
Income taxes on non-recurring items	4	(2)
Impact on profit (loss) for the year	(2,283)	(3,729)

EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE PROSPECTIVE ADOPTION OF IFRS 13 (FAIR VALUE MEASUREMENT)

On December 11, 2012, EC issued the Regulation EC n. 1255-2012 that endorsed in the EU the IFRS 13, which aims to improve consistency and comparability in fair value measurement through the so called “fair value hierarchy”. IFRS 13 should be adopted prospectively and do not extend the use of fair value accounting but provide guidance on how it should be applied.

In particular, the IFRS 13:

•

defines the concept of fair value;

•

establishes a single set of principles for all fair value measurements;

•

introduces specific disclosure requirements to be provided about the measurement of fair value.

Although many of the concepts set forth in IFRS 13 are consistent with current practice, some aspects of the new standard result in impacts on Telecom Italia Group, foremost among which is the effect due to the clarification introduced regarding the measurement of the non-performance risk in determining the fair value of derivative contracts. This risk includes both changes in the creditworthiness of the counterparty and of the Telecom Italia Group itself.

The application of IFRS 13 has resulted for the year 2013 in a positive effect on the consolidated net result and equity attributable to owners of the Parent of 18 million euros.

As regards Telecom Italia S.p.A., the application of IFRS 13 has resulted for the year 2013 in a positive effect on net result and equity of 37 million euros.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 7th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager